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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                             Computer Research, Inc.
                       (Name of Subject Company (Issuer))

                              CRI Acquisition, Inc.
                        (Name of Filing Person (Offeror))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    205327109
                      (CUSIP Number of Class of Securities)

                                 Rodger O. Riney
                              CRI Acquisition, Inc.
                           12855 Flushing Meadow Drive
                            St. Louis, Missouri 63131
                            (800) 888-1980, ext. 1101
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                                 Bryan W. Baker
                      Gardere Wynne Sewell & Riggs, L.L.P.
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5754



[x] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.



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         Check the appropriate boxes below to designate any transaction to which the statement relates:

         [x]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE: JULY 7, 2000

                        COMPUTER RESEARCH TO BE ACQUIRED

PITTSBURGH - Computer Research, Inc. (OTC BULLETIN BOARD: CRIX) today announced that CRI Acquisition, Inc., a new corporation formed by Rodger O. Riney, the founder and President of Scottrade, Inc., St. Louis, Missouri, has purchased an aggregate of 1,403,495 shares of common stock of Computer Research or 34.76% of the outstanding shares of the Company at a price of $2.42 per share from its two founders, James L. Schultz, President and Chief Executive Officer and David
J. Vagnoni, Executive Vice President.

           The Company and CRI Acquisition have also entered into a Purchase Agreement providing, subject to certain conditions, for CRI Acquisition, or an affiliate, to make a tender offer for all of the outstanding shares of common stock of the Company at a price of $2.42 per share on or before July 31, 2000, or as soon as practicable thereafter but no later than August 7, 2000.

           Computer Research provides computerized accounting and record-keeping support services to more than 40 securities broker/dealers, banks and other financial institutions throughout the United States. Visit Computer Research at www.crix.com.

           Mr. Riney is the founder, President and Chief Executive Officer of Scottrade, Inc. He has been active in the securities industry for more than 30 years and founded Scottrade in 1980. Scottrade, formerly Scottsdale Securities, Inc., is a securities brokerage firm that is registered with the SEC and the NASD. Mr. Riney is also a director of Knight Trading Group, Inc. (Nasdaq NM:
NITE), a securities market maker.

           Mr. Schultz stated "For some time now the management of Computer Research has been seeking ways to enhance shareholder value and at the same time strengthen its financial position and broaden its customer base. Mr. Riney with his experience and knowledge of the financial industry will permit the Company to continue to provide a high level of service on an independent basis from a significant position of strength and provide us with the opportunity to grow our business. I expect to remain with the Company as its President and Chief Executive Officer and work with Mr. Riney in growing the business and developing an orderly management succession plan."

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           Mr. Riney said "I am delighted to have the opportunity to move further into the financial services industry. Computer Research has technology, experience and a commitment to client service that I believe is unique within its industry segment. I expect to help Computer Research strengthen its management team and expand its business."

           The Company also announced it has terminated its letter of intent with SunGard Data Systems, Inc. of June 7, 2000 agreeing to be acquired at $2.00 per share.

IMPORTANT INFORMATION. The tender offer described in this announcement for the outstanding shares of Computer Research, Inc. has not yet commenced. As soon as the tender offer commences, a tender offer statement and a solicitation/recommendation statement will be filed with the U.S. Securities and Exchange Commission (SEC). The tender offer statement and the solicitation/recommendation statement should be read when they become available because they will contain important information about the tender offer. The tender offer statement and the solicitation/recommendation statement and other documents that are filed with the SEC can be obtained for free at the SEC's web site at: www.sec.gov. In addition, documents filed with the SEC by Computer Research or by CRI Acquisition will be available free of charge by directing a written request to the Secretary of Computer Research at Southpointe Plaza I, 400 Southpointe Boulevard, Suite 300, Canonsburg, PA 15317.

FORWARD LOOKING STATEMENTS. This release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Potential risks and uncertainties include but are not limited to, satisfaction of the conditions to the commencement and closing of the tender offer set forth in the Purchase Agreement, including the requirement that CRI Acquisition acquire more than two-thirds of the Company's outstanding shares of Common Stock as a result of the tender offer.